

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

December 8, 2006

Alan Chesick, Esq.
General Counsel
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th floor
New York, NY 10105

Re: Fortress Investment Group LLC
     Registration Statement on Form S-1
     Filed on November 8, 2006
     File No. 333-138514

Dear Mr. Chesick:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   The filing does not appear in EDGAR for Fortress Investment Group LLC, rather it appears under Fortress Investment Group <u>Holdings</u> LLC. Please reconcile.

2.   Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided.

3.	We note your disclosure on page 35 that you are not an investment company for purposes of the Investment Company Act. Please explain why you believe that none of the Fortress Operating Group units held by your wholly-owned subsidiary, FIG Corp., is an "investment security" as that term is used in the Investment Company Act of 1940.

4.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

5.	Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

6.	Please do not use smaller type in tables and footnotes, as you do on pages 5, 15, 16, 19, 44, 59, 69, 72, 73, 93, 98 and 112, for example.

7.	Please update all information in the prospectus to the most recent practicable date and where we ask for revisions to your disclosure in one place in the registration statement, please make similar revisions in all other applicable places.

Inside Front Cover Page

8.	Please provide a copy of any inside cover graphics.

Glossary, page i

9.	Please briefly explain what comprises incentive income and reverse earnings.

Prospectus Summary, page 1

10.	Currently, your summary is written from the perspective of someone who is already quite familiar with the transaction and the entities involved. Please revise your descriptions of your structure and the transactions in clear, plain English. In addition, in the discussion of your organization structure on the top of page 6 and under Shareholders Agreement, please provide the disclosure in bullet format instead of embedded lists of information.

11.	Please provide the basis for the following statements or explain what you mean by:

- Fortress is a *leading* global alternative asset manager. Is this statement based upon the amount of assets under management or some other metric?;
- We invest *substantial* capital in each of the investment funds we manage;
- We… seek to generate *superior* risk-adjusted investment returns;
- being a *thought leader* in the alternative asset management industry; and

- In addition, we believe that we are well positioned to explore a number of traditional asset management strategies, such as *long-only* equity funds.

12.   Please provide prominent disclosure regarding the total compensation or other remuneration that each principal will receive from:

- cash distributions in 2006,
- distributions in 2007 relating to receivables from your offshore hedge funds,
- cash distributions to be made immediately prior to the offering,
- any proceeds of this offering,
- in connection with the offering, and
- other reorganization transactions, including any carried interest.

Please also disclose how future distributions will be calculated and made to the principals.

13.   Please clarify whether distributable earnings will be distributed to class A shareholders as dividends on a pro rata basis with the other unit holders. If not, explain how distributable earnings will be allocated to the class A shareholders versus the other unit holders.

14.   Please clarify whether all of the management fees, incentive income and investment income earned by the principals will flow to the class A shareholders in the same manner as to the principals through their proportionate beneficial ownership of the units in the operating group. Explain how unit income is distributed to the principals and whether the unit income the principals receive is subject to different allocations, such as pursuant to the tax receivable agreement. Clarify whether all the operating group units are the same or whether some, such as the units distributed to the principals, have different features or rights associated with them.

15.   We note that Fortress Investment Group recently acquired RailAmerica for $1.1 billion, including $400 million in debt. Fortress also recently acquired Champion's mortgage origination platform. Please include a recent developments section in the Summary and describe all recent material developments in your business. Please discuss the affect of these material developments on your financial statements and liquidity in MD&A.

Our Company, page 1

16.   In the first paragraph, disclose that you are a holding company and that the operations of the Fortress business will be performed and all your assets will be held through the Fortress Operating Group. Also disclose in this paragraph that 10% of the principal assets will be held by the class A shareholders, but 90% of the assets and voting and operating control of the business will be held by the principals. Explain that the units directly held

by the principals may also be exchanged for class A shares. Please provide this disclosure in bullet point format.

17.   We note your disclosure that your fundamental philosophy is premised on alignment of interests with investors in your funds, that the offering is a unique opportunity to become aligned with your principals, and that your strategy is to align your economic interests with those of your investors. However, your interests appear different given that you earn management fees regardless how well the funds perform. Other examples of potential differing interests are disclosed by you in the Risk Factors section, such as conflicts of interests with investors (page 25) and different tax positions (page 34). Please revise accordingly.

18.   We note that you have net asset value of principal investments in and unfunded capital commitments to the Fortress Funds of $500 million as of June 30, 2006, as disclosed on page 1. We also note your disclosure on page 80 of your total commitment and remaining commitment of $211.9 million and $173.6 million, respectively, as of June 30, 2006. Please reconcile these disclosures. Tell us at what point you recognize these unfunded commitments as liabilities in your combined balance sheets. Also, tell us how you determined that your unfunded commitments do not qualify as derivatives under SFAS 133. Finally, please include a table in your liquidity section of MD&A that details your total capital commitments for all of Fortress Funds and Castle by year in which such commitment expires or is required to be completed.

19.   Where you discuss pre-tax distributable earnings, please also discuss net income for those same periods. Also disclose whether your AUM and distributable earnings definitions are based on definitions in your operating, management or other agreements.

20.   Disclose the basis for all of your assertions about your competitive position within your industry. We note, for example, your disclosure that you are "a best-of-class global alternative asset management enterprise" and that you funds are "consistently among the highest performing funds." If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing.

21.   In the second bullet point under Competitive Strengths, please explain in greater detail your net asset value of investments in, and the amount of unfunded commitments to, your funds in the amount of $500 million. Briefly explain here and describe in greater detail in MD&A how you fund these investments. For example, explain whether you use carried interest or debt for these investments.

22.   Considering the significant impact the deconsolidation of the consolidated Fortress Funds will have on your financial statements, as demonstrated by the pro forma financial

statements, please include a sufficiently detailed discussion of your intent to deconsolidate these funds in this section of your Form S-1. Such discussion should include:

- The business purpose for your decision to grant investors in each fund the right to accelerate the date on which the fund is liquidated, without cause, in accordance with certain procedures.
- Whether these investors purchased this new right. If not, why not.
- The impact this change will have on your financial statements, including footnote disclosure.

In addition, when disclosing the transactions that will be completed in connection with your IPO, please list the deconsolidation of the Fortress Funds currently consolidated in Fortress Operating Group's financial statements as the first item instead of the last considering its significance. Finally, please include a risk factor that discusses the impact on your financial statements and footnote disclosures once these funds have been deconsolidated.

Structure and Formation of Our Company, page 5

23.   Please describe your structure in plain English from the viewpoint of the class A shareholders. For example, where you discuss the operating group, also simply state that the class A shareholders will only have 10% voting control and economic interest in the operating group and that the five principals have the other 90% voting control and economic interest.

24.   Since you are a holding company, please clarify your disclosure that the class B shares have no economic interest in the company, since the principals and employees who hold the class B shares hold economic interests of the units through other entities. For example, disclose that the class B shares will not receive dividends. Please explain whether the class B shares can be transferred or sold and whether you expect to list this class on an exchange in the future. Please explain how the class B shares are associated with the units. We note your disclosure that if a principal exchanges his unit, the corresponding class B shares will be cancelled.

25.   Please expand your chart to better illustrate your structure. For example, the chart does not clearly identify that the principals will directly own 90% of the units and that only 10% of the units will be held by the intermediate holding companies.

26.   Please explain in detail, for each level of the structure, the reasons why you have formed your company this way and the purpose for each entity. For example, why are there separate entities for Operating Entities and Principal Holdings? Why are there separate entities for the intermediate holding companies? What is the function of each?

27.   Please explain in greater detail the general partner interests and how they control each Fortress Operating Group entity.

The Transactions, page 6

28.   Please describe the transactions in plain English and explain the purpose for each transaction. List the transactions in the order of their significance. For example:

- Why are you deconsolidating the Fortress funds and what effect will that have on your financial statements.
- Why are you distributing cash to the principals?
- Which Fortress Fund are you liquidating?
- What is the purpose of the inter-company demand note and how does this relate to the exchange for the sole general partner interest?

29.   Please explain why you might add additional intermediate holding companies in the future.

30.   Please provide quantifications for the transactions you list in the bullet points, such as the net proceeds to be distributed to your principals relating to your offshore hedge funds and the amount to be liquidated under one of the Fortress Funds.

31.   Regarding the third bullet on page 6 for the distribution to the principals of the net proceeds received relating to the collection of a portion of a receivable relating to previously earned fees, please include disclosure that clarifies why your are distributing a portion of a receivable for previously earned fees to your principals in connection with the reorganization, rather than distributing such amounts through the general distribution described in the second bullet.

32.   Under Class A and Class B shares, you state that these classes will vote together as a single class except as otherwise required by applicable law. Please explain what you mean by "applicable law."

33.   Please describe in greater detail under a separate heading the Fortress Operating Group units and the associated rights. Explain how the class B shares are related to the units. Disclose how many employees hold such units and the value of each unit. Disclose how many units will be granted to certain employees in connection with the offering and identify these employees and explain why they are receiving units in connection with the offering.

Exchange of Fortress Operating Group Units, page 8

34.   Please clarify the following:

- What is the exchange rate between the units and the class A shares?
- When you refer to "our option" to convert the principals' units into cash, it appears that it is really at the principals' option. Please revise or explain.
- Briefly describe the material terms of the tax receivable agreement to put your disclosure in context or move the Tax Receivable Agreement section in front of the Exchange section.
- How do FIG Corp. or FIG Asset Co. LLC realize tax savings on behalf of affiliated corporations, i.e., how does the exchange relate to a tax benefit? Please discuss that this results from an increase in the tax basis of the assets of the Fortress Operating Group.
- Explain how the principals' units are associated with the class B shares.
- How will your interest in the units be increased upon an exchange? Does this mean that you might have more than a 10% economic interest in Fortress Investment Group? Clarify the affect on the existing class A shareholders. If the principals exchange their units, does that cause dilution to the existing class A shareholders?

35.   We note your disclosure that the principals and other employees that own Fortress Operating Group units are exchangeable into one of your Class A shares at their option. The corresponding Class B share is cancelled at the time of conversion of the Fortress Operating Group units into Class A shares. In addition, the principal or employee receives a right to receive 85% of the value of the applicable tax benefit in cash when the tax savings are realized. We did not note a pro forma adjustment or a pro forma footnote disclosure as to whether these rights constitute derivatives that are required to be marked-to-market each reporting period. As such, please provide us with your analysis of SFAS 133 and EITF 00-19 in determining whether these rights meet the definition of derivative financial instruments. If you determined that these rights are derivative instruments required to be recognized on your balance sheet and marked-to-market each period, please include the necessary adjustments to your pro forma financial statements, including footnote disclosure that adequately explains the adjustments and how you arrived at the amounts.

Shareholders Agreement, page 8

36.   Please clarify that you are referring to the combined voting power of both the class A and class B shares.

37.   Please explain the purpose of the Shareholder Agreement, given that the principals currently have 90% of the voting power of Fortress Investment Group through the class B shares and also have management control through the only executive officer position.

For example, disclose whether the principals may in the future exchange their units for class A shares and what that means to existing class A and class B shareholders.

38.   Please disclose whether you will be considered a "controlled" company under the New York Stock Exchange rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees.

39.   Please describe the "clawback" obligation in greater detail to put the related disclosure regarding the shareholders agreement in context. Quantify the clawback obligation and clarify whether the company will pay this obligation. Please revise this paragraph to describe this arrangement in clear, plain language.

Tax Receivable Agreement, page 10

40.   Please clarify the following:

- Why are you entering into this agreement?
- Why will the corporate taxpayers receive tax savings upon the occurrence of an exchange?
- Discuss each of the tax basis factors in a separate bullet point and explain how they could vary.
- How will the tax receivable payments to the principals affect the class A shareholders?
- Describe in greater detail what you mean by stating that the payments to the principals could be material in amount. Can you estimate these payments to provide investors with more information?

Tax Consequences, page 10

41.   You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. Please revise the words that you "intend" to be treated as a partnership and that class A shareholders "generally" will be required to report income for tax purposes. Make similar changes in the Risk Factors section.

42.   Please explain the following in the last paragraph:

- Why will you cause the cash amounts distributed equal at least the maximum tax liability arising from the ownership of such unit?
- Why will no such distribution necessarily be required to be distributed?
- Why might the cash dividends not be sufficient to cover the tax liabilities?
- Clarify your disclosure, since some of these statements appear contradictory.

43.   Clarify whether you will receive a tax opinion. We note the statement on page 38, but note that you have not listed an exhibit 8 in your exhibit list. Please revise this disclosure to summarize counsel's opinion and identify counsel. Please also comply with this comment under Material U.S. Federal Tax Consequences.

The Offering, page 11

44.   Please move the "Fortress Operating Group units held" section on page 12 directly under the "Shares held after the offering" section on page 11 to clarify that although the principals do not hold class A shares, they do own 90% of the economic interest in the units.

45.   Under, Majority Independent Directors, briefly explain how the operating agreement modifies the authority and function of the board and officers.

46.   Under Use of Proceeds in this section and on page 51, please describe the principal purposes for which you intend to use the $500 million in proceeds and the approximate amount intended for each such purpose. We note your disclosure on page 2 that you are going public to meet specified goals. Also disclose the amount and purpose for each contribution you will make to the Fortress Operating Group. See Item 504 of Regulation S-K.

47.   Under Cash Dividend Policy, please revise to more accurately describe your intent and the board of directors' intent with regard to the dividend policy. Describe the risks and potential effect of this policy.

48.   Under Exchange Rights, disclose how many class A shares are reserved for exchange and what affect this will have on beneficial ownership of the existing class A shareholders.

49.   For each bullet point under interests granted under your equity incentive plan, please explain the reasons for each of these issuances and the terms of the agreements, if any, which the shares are being issued.

50.   Please explain why you would issue class B shares under the equity incentive plan if they have no economic interest.

51.   In the last paragraph of this section, please quantify the effect of the over-allotment option on the interests on the Fortress Operating Group.

Summary of Historical Combined Financial Information, page 15

52.   We note that you are presenting the measure, distributable earnings, as a measure of operating performance. Please tell us and revise your disclosure to clarify for what this measure tells an investor about your operating results. In doing so, you may be required to provide a more easily understood discussion of the adjustments you have made to net income to arrive at your non-GAAP measure, distributable income. Tell us if you consider this measure to be a non-GAAP measure and why. If you believe this to be a non-GAAP measure, also tell us how you determined that this measure complies with Item 10(e) of Regulation S-K. Specifically, we note that you are removing and adding items that are recurring. If you determine that the presentation of distributable earnings does not violate Item 10(e) of Regulation S-K, please revise your disclosure to state:

- The economic substance behind your decision to use this measure;
- The material limitations associated with distributable earnings when compared to net income; and
- The manner in which you compensate for these limitations when using distributable earnings.

Refer to Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures" for additional guidance.

Risk Factors, page 20

53.   Please delete the last sentence of the first paragraph on page 20. All material risks should be described. If risks are not deemed material, you should not reference them.

54.   Many of the risk factors do not comply with the plain English rules and are also difficult to understand due to the complex nature of the transactions or regulations you describe. For example, the risks relating to your management and fund partnership agreements, your organization and structure, and taxation should be revised so that investors can understand more clearly the risks you discuss. Please revise according to Rule 421(d) of Regulation C. We may have further comments after reviewing your responses.

55.   Please provide the information investors need to assess the magnitude of the risk. For example:

- Quantify the potential redemption and the debt acceleration provisions relating to the key man provisions risk factor.
- Explain how your internal controls do not meet the requirements of Section 404 of the Sarbanes-Oxley Act.
- Briefly describe the restrictions under law or regulation that would prevent you from paying dividends.

- Quantify the payments to be made to the principals under the tax receivable agreement.

Note that this is not meant to represent an all-inclusive list of where your risk factors should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion.

56.   Please add a risk factor addressing your disclosure in the financial statements that cash held at the consolidated subsidiaries is not available to fund the general liquidity needs of the registrant and explain why.

Risks Related to Our Business, page 20

Several of our funds have "key man" provisions . . ., page 20

57.   We note that certain of the Fortress Funds you manage contain "key man" provisions. Please include disclosure of the terms of these "key man" provisions, including the financial statement impact such terms could have.

The historical and unaudited pro forma financial information . . ., page 22

58.   You indicate in item (iii) that the unaudited pro forma financial information does not reflect certain other historical transactions. Please clarify what you mean by this and tell us the appropriateness of excluding such transactions.

We are subject to third-party litigation risk . . ., page 23

59.   Please describe in greater detail the legal recourse that investors have against the general partners or investment managers for dissatisfaction with the performance of funds.

Risks Related to Our Funds, page 28

The historical returns attributable to our funds may not be indicative . . ., page 28

60.   Please explain why "the potential future returns of the funds we manage do not, however, bear any relationship to the potential returns on our Class A shares" and reconcile it with the risk factor on the following page relating to poor performance of your funds causing a decline in your revenue and distributable earnings.

Risks Related to Our Organization and Structure, page 33

We intend to pay regular dividends . . ., page 34

61.   Please disclose here and in the Dividend Policy section:

- whether you are required to pay dividends and whether the shareholders will be guaranteed or have contractual rights to receive dividends,
- whether your board of directors has the discretion to decrease or discontinue the payment of dividends,
- the restrictions imposed by your amended and restated operating agreement, and
- the affect on the market price of the class A shares if you did not pay dividends.

If we were deemed an investment company . . ., page 35

62.   Please revise the first sentence to state that based upon the reasons set forth you do not *believe* you are an investment company.

Risks Related to Taxation, page 38

63.   You must clearly provide current disclosure regarding the tax consequences of the transaction to investors. Please revise the language in the tax risk factors that you "intend" to be treated as a partnership for tax purposes or that you "anticipate" that FIG Asset Co. LLC will not be subject to direct corporate income tax.

64.   Please revise the language in the risk factors that you expect to receive an opinion from counsel. A signed opinion must be filed before the registration statement is declared effective. Also make similar changes on the last paragraph on page 152 and delete the words "if issued."

65.   Please add a separate risk factor addressing the risk that the principals may have different tax positions from the class A shareholders that could influence the principals' decisions and that these decisions may conflict with the interests of the class A shareholders.

Market and Industry Data and Forecasts, page 43

66.   Please delete the language in this section to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus, such as there is no guarantee about accuracy and completeness and that you have not independently verified information.

Our Structure, page 47

67.   Please clarify your disclosure in the second paragraph on page 47 and explain the reasons why the investments, contributions and transfers of funds are being made in the manner disclosed. In addition, please add the disclosure relating to the transfers of the use of proceeds to the Use of Proceeds section.

Cash Dividend Policy, page 52

68.   The first sentence of this section should clearly state the dividend policy, including the judgments made with regard to paying out cash instead of retaining it. Also clarify whether the board contemplates paying out all excess cash. If not, clarify what the rate is based on. Fully address the potential long-term implications for your business and financial condition arising from paying out cash. We may have additional comments after we review your response.

69.   Disclose the frequency and amount of any cash distributions for the past two years. See Item 201(c) of Regulation S-K. We note that the company made a $250 million distribution to the principals in June 2006. Please disclose whether this distribution was declared pursuant to any agreement. Clarify whether you have historically had used earnings or borrowings to make these distributions.

70.   Please describe in detail the restrictions and the definition of default in your debt agreements and their potential impact on your ability to pay dividends at the rates identified.

71.   Please discuss the applicable laws and regulations and the provisions in your amended and restated operating agreement which may restrict you from making distributions. We note your disclosure in the Risk Factors section referring to these restrictions.

72.   Clearly address the potential necessity of using borrowings to fund dividends, if applicable. Discuss these assumptions and considerations in MD&A as well, to the extent that they represent known material trends, demands, commitments and uncertainties, or are otherwise material to an understanding of your business, results of operations and financial condition.

73.   Please explain the tax distributions more clearly and in greater detail.

Dilution, page 55

74.   Revise the dilution table to include the shares underlying interests that officers, directors, principals, employees, consultants and affiliates have the right to acquire, including interests to be granted under your equity incentive plan. See Item 506 of Regulation S-K.

Unaudited Pro Forma Financial Information, page 57

75.   We note that you have not completed the pro forma financial information for the
        reorganization and the offering. Once you include such information, we may have
        additional comments.

76.   In the introduction to your pro forma financial statements, please include a
        comprehensive discussion that explains the changes to your historical financial
        statements and the footnote disclosures that will result from the deconsolidation of the
        Fortress Funds. Ensure such disclosure adequately addresses the impact the
        deconsolidation will have on the content of your Consolidated Statements of Cash Flows
        as well as the footnote disclosures you will provide. Based on pro forma financial
        information, please also disclose if you would have been required to include financial
        statements under Rule 3-09 of Regulation S-X for any of the Fortress Funds that will be
        deconsolidated as of December 31, 2005.

77.   Please revise note (a) to clarify that the management fees and incentive income that you
        are recognizing as a result of the deconsolidation of Fortress Funds were amounts that
        were previously eliminated in consolidation.

78.   We note that with the deconsolidation of the Fortress Funds and the liquidation of
        Northcastle, you continue to recognize $82,966,000 for the non-controlling interests in
        consolidated subsidiaries as of June 30, 2006. Please revise your disclosure in note (a) to
        state what non-controlling interests remain.

79.   We note that you are adjusting interest expense for the new $750 million credit
        arrangement based on borrowings of $600 million even though $665 million of debt was
        outstanding under the new credit arrangement as of June 30, 2006. Please either adjust
        interest expense for the entire amount borrowed under this facility as of June 30, 2006, or
        disclose why you believe an adjustment is required for only $600 million instead of the
        $665 million borrowed as of June 30, 2006.

80.   We note that your new $750 million credit arrangement is based on a variable interest
        rate. As such, please disclose the effect on income of a 1/8 percent variance in interest
        rates within note (b). Refer to Rule 11-02(b)(8) for guidance.

81.   In note (b), please disclose the interest rate of the $233 million of debt to be repaid for
        each period presented.

82.   We note that the primary purpose of the adjustment explained in note (c) is to depict the
        distribution of the proceeds from the collection of a receivable related to previously
        earned fees to the principals in connection with the reorganization. However, it is
        unclear why you are reflecting the $26,766,000 of the receivable that will not be

distributed to the principals as collected in the pro forma balance sheet. Please either remove this portion of the adjustment, or explain to us how you determined such adjustment is in accordance with Article 11 of Regulation S-X.

83. We note as indicated in note (c) that you have made a pro forma income statement adjustment to eliminate the actual earnings on the portion of the receivable collected based on the actual earnings on the receivable in the respective periods. Please clarify why this adjustment is necessary. Please provide us with the offset to this pro forma adjustment.

84. Regarding note (d)(ii), please provide us with additional details regarding the five year service requirement for the principals to maintain ownership of their Fortress Operating Group units and corresponding Fortress Investment Group Holdings LLC Class B shares, considering the Fortress Operating Group units at risk of forfeitures were owned by the principals prior to the reorganization. Please tell us how you are reflecting this agreement in your consolidated financial statements, including the authoritative literature that supports your accounting. Please provide us with a comprehensive discussion of how you determined the fair value of this agreement.

85. We note that Fortress Operating Group used a portion of the proceeds of your new $750 million credit agreement to pay a $250 million distribution to the principals in June 2006. In addition, we note that you are using $250 million of the offering proceeds to pay down $250 million of your new $750 million credit agreement. We also note that Fortress Operating Group made another $42 million distribution to the principals in July 2006. In connection with the reorganization, we note that the principals are to receive another distribution of $348.6 million for a portion of receivables relating to previously earned fees. Together, the $42 million and $348.6 million distributions exceed net income for fiscal year 2005. Finally, we note that you intend to make an additional distribution to the principals with the offering proceeds. When distributions are to be paid from the proceeds of the offering, which would include using proceeds of the offering to repay debt used to make distributions prior to the offering, we believe it is appropriate to include pro forma per share data (for the latest year and current interim period) giving effect to the number of shares whose proceeds were to be used to pay the distributions. A similar presentation is appropriate when distributions exceed earnings in the current year. In this situation, pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Please revise your pro forma financial information to provide such pro forma earnings per share information. Refer to SAB Topic 1:B.3 for guidance.

86. We note that you have not reflected the tax receivable agreement with your principals, since Fortress Operating Group units held by your principals are exchangeable based on the principals' sole decision and no exchanges have occurred or are planned to occur

concurrent with this offering. Please expand this disclosure to clarify for readers the nature of the impact this agreement could have on your financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 75

Results of Operations on a Historical Basis, page 82

87.   Please expand/revise the discussion of your results of operations for each period presented to address the following items:

- Provide a more comprehensive analysis of the factors that impacted your revenues and other income, ensuring that you address the specific underlying causes for such changes. If necessary, you may need to identify each underlying material fund or category of funds (private equity, liquid hedge, etc) you manage and provide specific details such that an investor can clearly differentiate how and why pertinent factors impacted the related revenues and other income you have recognized in each period presented. In addition you should discuss known or anticipated trends that have and/or may continue to have on your results of operations. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Your discussion and analysis should explain the information that is obtainable from your financial statements and footnote disclosures and not just repeat such information. Examples include the following:
  - o Provide a sufficiently detailed explanation as to why an event or transaction has occurred and is impacting the specific line item through your discussion on a combined basis and reportable segment level for each period presented.
  - o Ensure that you are explaining the majority of increases or decreases in each line item.
- Quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations through the use of a tabular presentation

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. There are many areas that we are not specifically identifying that need to have further analysis throughout your current discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

88.   Your explanation for the increase in gains from other investments indicates that it is partially attributable to an increase in value of your receivable from previously earned

fees. Please clarify throughout MD&A what you mean by this statement. Please refer to page 86.

Historical Liquidity and Capital Resources, page 93

89. We note that for each period presented you have recognized negative operating cash flows. Please revise your discussion on pages 93 and 94 to provide a more comprehensive analysis as to why you continue to recognize negative cash flows. Your discussion should not merely repeat information that is obtainable from your financial statements. Refer to Item 303 of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for additional guidance.

90. Please disclose the extent to which Fortress Operating Group received interest in Funds for nominal or no cash outlay for each period presented.

Application of Critical Accounting Policies, page 94

Revenue Recognition on Incentive Income, page 95

91. Please disclose the various points in which contingencies on your recognition of incentive income become resolved.

92. For the reserve you estimate related to incentive income that is included in your non-GAAP measure, distributable earnings, please state the amount of incentive income recognized and the amount of the reserve applied against such amounts by reportable segment for each period presented. Please also include a sensitivity analysis for your estimation of the reserve and clarify why for the purposes of calculated distributable earnings you determine whether the clawback reserve, as determined under GAAP, is necessary.

Valuation of Investments, page 96

93. Please substantively revise your disclosure for the following:

- Explanation of each of the models/techniques used to estimate fair value of the investments;
- Detailed discussion of the material estimates and assumptions used in each of the models;
- Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the investments; and

- A sensitivity analysis of the impact material changes in estimates and assumptions in estimating the fair value of the investments could have on the management fees and incentive income recognized and/or deferred.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

94.   You indicate in your accounting policy on page F-11 that the fair values obtained from external sources or models may be adjusted if a more accurate value can be obtained by recent trading history or by incorporating other relevant information that may not have been reflected in the pricing obtained from external sources. Please address for us the extent to which you have revised fair values obtained from external sources and your basis for such revisions.

95.   We note that the investments held by Fortress Funds, which are the basis for recognizing management fees and incentive income, are estimated by:

- Independent valuation agents, using their own proprietary valuation models,
- Your own proprietary valuation models with substantial market inputs,
- Your own proprietary valuation models that are more theoretical, or
- Market value.

Please disclose the percentage by which the fair values of Fortress Funds are estimated by each of the above listed models or techniques.

Contractual Obligations, page 98

96.   Considering the significant increase in your outstanding long-term debt obligations as of June 30, 2006, please update the table to present information as of June 30, 2006. In addition, please revise footnote 5 to include your assumptions in estimating interest to be paid, as we note some of your debt obligations are at variable interest rates.

Qualitative and Quantitative Disclosures About Market Risk, page 98

97.   Please substantively revise your disclosure to provide the information required by Item 305 of Regulation S-K for each of the following market risks:

- Purchasing of securities sold that have not yet been purchased;
- Fluctuation in the fair value of Fortress Funds investments;
- Fluctuation in interest rates for your variable debt instruments; and
- Fluctuations in exchange rates.

> Specifically, state how you manage each of the above market risks. In addition, include quantitative disclosures using one of the three prescribed methods. Refer to Section 507.02 of the Financial Reporting Codification for additional guidance.

Industry, page 101

98.   We note your reference to statistics reported by McKinsey & Company. Please provide their consent in an exhibit in accordance with Rule 436(a) of Regulation C.

Business, page 106

99.   We note the lead in sentence to the performance table on page 109 states that only "certain" of the funds are listed. Please include all your funds or explain why you only list certain of the funds. Clarify whether the principals or their affiliates will have operations or a business that is separate from the company. Are there any funds or investments that these entities will manage or control outside of the company?

100.   We note your table on page 112 showing information regarding your private equity funds. Please expand this table to include all your funds, including the hedge funds, and Castles to identify as applicable:

- the IRR or, if not a fund, a comparable performance measure,
- whether each fund is registered or unregistered,
- the general manager or investment advisor for each fund, and
- information regarding fees and income received.

101.   Please discuss the key man provisions contained in some of your funds.

102.   Describe how you fund your direct equity investments.

103.   Explain how you structure the funds and how initial capital commitments are determined and funded. Do the principals, the company or their affiliates directly invest in the funds or do they use carried interest? If they use direct investments, how are they funded? As appropriate, please also address this comment under the Liquidity and Capital Resources section in MD&A.

104.   Describe the material terms of your material agreements, such as your investment management agreements.

105.   Describe the legal remedies, whether by agreement or otherwise, that investors or the funds have against the company, the principals or their affiliates to recover losses related to misrepresentation, fraud or poor investments.

Legal Proceedings, page 123

106.   Please disclose the name of the court in which the proceeding is pending, the principal parties thereto, and describe in greater detail the factual basis alleged to underlie the proceeding. See Item 103 of Regulation S-K.

Management, page 124

107.   Please briefly describe the terms of the shareholders agreement in the first paragraph and clarify your disclosure that each director is elected by your shareholders.

108.   Please explain to us how a majority of your directors will be considered independent given that the shareholders agreement requires that six out of the eleven directors will be designated by the principals.

109.   Please tell us how you intend to structure your board. Do you intend to use the five existing director positions held by the principals as part of the six directors the principals can designate or do the principals intend to designate six additional new directors in addition to their positions on the board?

110.   Please also include each principal's employment title at the company in the position column. Please disclose whether any of these positions, other than the chief executive officer position already disclosed, are executive officer positions. For example, if the principals are employed as principals, please clarify whether this is their executive officer position.

111.   Please explain why you intend to also issue class B shares under the equity incentive plan since they have no economic value. Also disclose what type or class of employees, directors or key persons would receive such shares.

Certain Relationships and Related Party Transactions, page 133

112.   It appears that some of the related party transaction disclosure in the financial statement footnotes is not disclosed in this section. Please revise or explain why this disclosure is not required.

113.   We note that under the Shareholders Agreement with the principals, the principals have registration rights with respect to the Fortress Investment Group Holdings LLC securities that they own. Based on the pro forma financial statements, it does not appear that you are going to recognize the registration rights as a derivative that is marked-to-market each reporting period. As such, citing relevant accounting literature, please tell us how you intend to account for the registration rights, including your consideration of SFAS 133 and EITF 00-19.

Description of Indebtedness, page 139

114.   Please describe in greater detail the material financial covenants in your credit
        agreement.

Description of Shares, page 140

115.   Please also include a description of the units and the operating agreement for the Fortress
        Operating Group since you are dependent upon distributions from the operating group to
        pay dividends, taxes and other expenses.

Amended and Restated Operating Agreement, page 142

116.   Please describe how the operating agreement modifies the duties of your officers and
        directors.

Material U.S. Federal Income Considerations, page 152

117.   If you are filing a short-form tax opinion, please clarify that this disclosure is the opinion.
        We may have further comments after reviewing your response.

118.   Please revise the first sentence to reflect that the discussion summarizes material tax
        considerations.

119.   You must clearly provide current disclosure regarding the tax consequences of the
        transaction to investors. If doubt exists because of a lack of authority addressing the tax
        consequences, please explain why counsel cannot give a "will" opinion, describe the
        degree of uncertainty in the opinion and provide risk factor disclosure setting forth the
        risk to investors. Alternatively, please delete words such as "we believe," "we expect,"
        "we anticipate" or "the discussion assumes" that we will be treated as a partnership for
        federal income tax purposes or words that describe tax consequences "generally."

Where You Can Find More Information, page 170

120.   Please remove the language in the middle of the first paragraph that qualifies statements
        you make in the prospectus by reference to information outside of the prospectus. Rule
        411(a) permits this type of qualification only where contemplated by the application
        form.

General – Financial Statements

121.   Please include audited financial statements for the registrant, Fortress Investment Group
        Holdings LLC. Refer to Item 11of Form S-1 for guidance.

122.   Please provide updated financial statements and related disclosures for the interim period ended September 30, 2006, as required by Rule 3-12 of Regulation S-X.

123.   We note that Fortress is in the process of finalizing its acquisition of RailAmerica for $1.1 billion. Please tell us supplementally and provide disclosures regarding this transaction. Specifically, tell us which entity is purchasing RailAmerica, whether the acquiring entity is consolidated or unconsolidated in Fortress Operating Group, and whether you intend to include financial statements for this acquisition in accordance with Rule 3-05 of Regulation S-X and pro forma financial statements in accordance with Article 11 of Regulation S-X. If you do not intend to provide Rule 3-05 of Regulation S-X financial statements, please provide us with your analysis for such determination. If you do provide Rule 3-05 of Regulation S-X financial statements, please provide us with the significance tests.

124.   We note that Fortress has agreed to purchase Champion Mortgage's origination platform from KeyCorp. Please tell us more about this transaction. Specifically, tell us and provide disclosures regarding which entity intends to purchase this entity, whether the acquiring entity is consolidated or unconsolidated in Fortress Operating Group, the estimated purchase price, and whether you intend to include financial statements for this acquisition in accordance with Rule 3-05 of Regulation S-X and pro forma financial statements in accordance with Article 11 of Regulation S-X. If you do not intend to provide Rule 3-05 of Regulation S-X financial statements, please provide us with your analysis for such determination. If you do provide Rule 3-05 of Regulation S-X financial statements, please provide us with the significance tests.

Fortress Operating Group (Limited Liability Companies) for the Fiscal Year Ended December 31, 2005, page F-2

Combined Income Statements, page F-4

125.   Please help us to understand the appropriateness of your presentation of the line item deferred incentive income after "Income Before Deferred Incentive Income, Non-Controlling Interests in Income of Consolidated Subsidiaries and Income Taxes."

- It is unclear to us why this presentation is necessary given your accounting policy of not recognizing incentive income prior to the resolution of all contingencies. Please advise.
- Notwithstanding the above bullet, help us to understand the appropriateness of your income statement presentation. Specifically address whether this presentation is a result of recognizing certain incentive income gross rather than net. If so, refer to EITF 99-19 and address the appropriateness of this presentation.

- It appears to us that this presentation may result in a non-GAAP measure as contemplated by Item 10(e) of Regulation S-X. If so, it is unclear to us that you should present this measure on the face of your statement of operations. Please advise.
- For further clarification, please provide us with the journal entries related to your recognition of deferred incentive income, including those that resulted in the adjustment for deferred incentive income presented after "Income Before Deferred Incentive Income, Non-Controlling Interests in Income of Consolidated Subsidiaries and Income Taxes."
- Provide a detailed rollforward of the activities within your deferred incentive income liability. Provide a discussion of how and when you determine the recognition of deferred incentive income upon resolution of all contingencies.

Combined Statements of Cash Flows, page F-6

126. We note that you do not include cash held at consolidated subsidiaries as a cash and cash equivalents for the purposes of presenting your statement of cash flows because these funds are not available to fund the general liquidity needs of Fortress. Please refer to SFAS 95 and tell us your basis for this presentation.

127. Please reconcile undistributed earnings from equity method investees reflected in your cash flows form operations for each period presented to earnings from equity method investees on your combined income statements.

128. We note that you have classified the distribution of shares and options as a non-cash investing and financing activity. Please tell us more about these distributions and their related accounting in your financial statements.

1. Organization and Basis of Presentation, page F-7

129. We note Fortress Operating Group is a combination of eight entities under common control and management. Please tell us whether there are any other entities that are also under the same common control and management as these eight entities. For each entity being excluded, please provide us with a brief description of this entity, including the operating results. If there are any affiliated Fortress entities that are not include in the Fortress Operating Group, explain to us what criteria was used to include, or exclude any particular entity.

130. Given your statement on page 1 that "Fortress Operating Group will continue to own all of the businesses created by Fortress since 1998," we assume that your presentation of these combined financial statements includes all of the historical costs of each of these entities' businesses, including those they may have been incurred by affiliates on the entities' behalf. Refer to SAB Topic 1:B.1 for additional guidance. If any of the costs of

these entities were allocated, please disclose the method by which such costs were allocated, including all of the other disclosures required by Question 2 of SAB Topic 1:B.1.

2. Summary of Significant Accounting Policies, page F-7

Basis of Accounting, page F-7

131. Please provide us with your significance tests for each period presented for each entity that is accounted for under equity method of accounting in determining whether separate financial statements are required in accordance with Rule 3-09 of Regulation S-X.

132. We note that you are consolidating four Feeder Funds that invest through Master Funds, which are not consolidated. Please tell us how you determined it was appropriate to consolidate these Feeder Funds based on their pro-rata share of the related Master Funds, including the authoritative literature that supports your accounting. Please also tell us how you determined the associated Master Funds are not required to be consolidated.

Incentive Income, page F-9

133. We note your statement that deferred incentive income liability represents distributed and undistributed incentive income from consolidated Fortress Funds and also distributions of incentive income from the unconsolidated Fortress Funds. Tell us why it is necessary to recognize a deferred incentive income liability for undistributed incentive income. Differentiate the deferred incentive income liability related to your consolidated versus your unconsolidated funds. In this regard, we note that the amount of incentive income being eliminated on the combined income statement is the increase in the deferred incentive income liability. Furthermore, your disclosure on page F-17 indicates that deferred incentive income relates only to consolidated private equity funds. Please clarify your disclosure.

134. We note that you recognize incentive income from certain of your Fortress Funds in the fourth quarter. Please disclose the amount of incentive income from these certain funds that was recognized during the fourth quarter for each period presented. In addition, in your September 30, 2006 interim financial statements, please disclose that incentive income has not been recognized for certain Fortress Funds, as the incentive income is based on achieving annual performance criteria, and state the amount of incentive income that you would have recognized if the incentive income was not contingent on the results of the fourth quarter.

Security Transactions, Interest and Dividend Income and Other Income, page F-10

135.   Please include your policy for recognizing "day one" gains, distinguishing between securities that are based on market value versus other fair value techniques. Specifically address whether you defer recognition of "day one" gains and if so, how and when such amounts are released into income. Also, if your policy is to defer such gains, clarify to what extent such deferral impacts the recognition of compensation expense.

Profit Sharing Arrangements, page F-14

136.   We note that you recognize compensation expense for profit sharing interests when the amounts are probable and reasonably estimable, which is generally when the incentive income becomes payable from the funds. Please tell us how you determined the timing of your recognition of compensation expense is appropriate, including the authoritative literature that supports your accounting.

3. Management Agreements and the Fortress Funds, page F-16

137.   With regard to the private equity funds table on page F-16, please include a footnote to disclose the definition of "Total Capital Commitments." In footnote (E), please include the definition of "Incentive Income Threshold Return."

138.   We note that you have deferred receipt of your management fees and incentive income for your liquid hedge funds and hybrid hedge funds for each of the periods presented. Please include disclosure within the liquidity section of MD&A to state the amount of management fees and incentive income that has been deferred and when you expect to receive the cash payment.

9. Commitments and Contingencies, page F-38

Litigation, page F-39

139.   For each of the three items disclosed, please state whether these items are expected to have a material impact on liquidity.

10. Segment Reporting, page F-41

140.   To help us better understand how your CODM manages the business, please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis.

Fortress Operating Group (Limited Liability Companies) for the Fiscal Quarter Ended June 30, 2006, page F-48

Combined Balance Sheet, page F-48

141.   We note you plan to make distributions to your principals that are not reflected in this balance sheet and will be material relative to you reported equity. As such, please provide a pro forma balance sheet reflecting the accrual (but not giving effect to the offering proceeds) along side the historical balance sheet. See SAB Topic 1.B.3.

Exhibits

142.   Please file all the exhibits required by Item 601 of Regulation S-K, including:

- the form of indemnification agreement,
- credit agreements,
- partnership, operating and distribution agreements and other organizational documents relating to the intermediate holding companies, the operating group, operating entities and principal holdings, and
- each fund's and Castle's management agreement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey Houser at (202) 551-3736 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: Joseph A. Coco, Esq.
       Skadden, Arps, Slate, Meagher & Flom LLP
       Four Times Square
       New York, NY 10036-6522